Exhibit 2.11

INTELLECTUAL PROPERTY ASSIGNMENT AGREEMENT

This Intellectual Property Assignment Agreement (this “Agreement”) is made and entered into as of August 22, 2025 (the “Effective Date”), by and between Medsphere Systems Corporation, a Delaware corporation (“Assignor”), and CareCloud Holdings, Inc, a Delaware corporation (“Assignee”).

Capitalized terms used but not otherwise defined herein shall have the meanings assigned to them in that certain Asset Purchase Agreement, dated as of August 22, 2025, by and between Assignor and Assignee (the “Purchase Agreement”).

RECITALS

WHEREAS, pursuant to the Purchase Agreement, Assignor has agreed to sell, assign, transfer, convey, and deliver to Assignee, and Assignee has agreed to purchase from Assignor, certain assets of Assignor, including all Intellectual Property Assets (as defined in the Purchase Agreement); and

WHEREAS, pursuant to the Purchase Agreement, Assignor has agreed to execute and deliver this Agreement for the purpose of transferring to and vesting in Assignee all right, title, and interest in and to the Intellectual Property Assets.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	ASSIGNMENT

1.1	Assignment of Intellectual Property Assets: Assignor hereby irrevocably sells, assigns, transfers, conveys, and delivers to Assignee, and Assignee hereby accepts, all of Assignor’s right, title, and interest in and to the Intellectual Property Assets, including, without limitation, those assets set forth on Schedules A through E attached hereto (which correspond to and reflect the Disclosure Schedules to the Purchase Agreement, specifically Schedule 4.11(a), (b), (c) and (h)), and including without limitation:

1.1.1	all patents and patent applications, including those listed on Schedule A, and all divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions, or restorations of any of the foregoing;
1.1.2	all trademarks, service marks, trade names, trade dress, and logos, and all issuances, extensions and renewals thereof, together with the goodwill associated therewith, including those listed on Schedule B (including all such rights as may exist in the canceled marks as identified therein);
1.1.3	all copyrights and copyrightable works, including those listed on Schedule C, and all issuances, extensions, and renewals thereof;
1.1.4	all internet domain names and social media accounts, including those listed on Schedule D;

1.1.5	all trade secrets, know-how, proprietary information, technical data, processes, inventions, and designs;
1.1.6	all proprietary Software, including source code, object code, APIs, databases, and related documentation, together with Seller’s license, usage or other rights or interests in any open-source software components incorporated into or distributed with such Software, including those items disclosed in Schedule E (Open Source Software Disclosures) attached hereto;
1.1.7	all other Intellectual Property owned by Assignor and used or held for use in the conduct of the Business;
1.1.8	all royalties, fees, income, payments, and other proceeds now or hereafter due or payable to Assignor with respect to the Intellectual Property Assets;
1.1.9	all claims and causes of action with respect to the Intellectual Property Assets, whether accruing before, on, or after the Effective Date, including all rights to and claims for damages, restitution, and injunctive or other relief for past, present, or future infringement, misappropriation, or other violation thereof; and
1.1.10	all other rights associated with the Intellectual Property Assets, including all rights to sue and recover damages for past, present, and future infringement, misappropriation, or violation of any of the foregoing.

1.2	Assignment of Intellectual Property Agreements: Assignor hereby irrevocably sells, assigns, transfers, conveys, and delivers to Assignee, and Assignee hereby accepts, all of Assignor’s right, title, and interest in and to all Intellectual Property Agreements, including without limitation those identified in Schedule 4.11(b) of the Disclosure Schedules to the Purchase Agreement, including all rights and obligations thereunder.

1.3	Further Assurances: Assignor agrees to execute such further documents and instruments, and to take such further actions, at Buyer’s expense, as may be reasonably necessary to evidence more fully the transfer of ownership of the Intellectual Property Assets and Intellectual Property Agreements to Assignee, including execution and delivery of any documents required to record the transfer with the United States Patent and Trademark Office, the United States Copyright Office, domain registrars, or any applicable foreign intellectual property authority.

1.4	Third party Consent: To the extent that Assignor’s rights under any Intellectual Property Agreement or any other Intellectual Property Asset may not be assigned to Assignee without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful. In such case, Assignor shall, at Buyer’s expense, use its reasonable best efforts to obtain any such required consent(s) as promptly as possible, but in no event later than 30 days following the Closing Date, in accordance with Section 2.08 of the Purchase Agreement. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Assignee’s rights under the Intellectual Property Asset in question so that Assignee would not in effect acquire the benefit of all such rights, Assignor, to the maximum extent permitted by law and the Intellectual Property Asset, shall, pursuant to the provisions of that certain Transition Services Agreement executed between the parties, act after the Closing as Assignee’s agent in order to obtain for it the benefits thereunder and shall cooperate, at Buyer’s expense, to the maximum extent permitted by Law and the Intellectual Property Asset, with Assignee in any other reasonable arrangement designed to provide such benefits to Assignee.

1.5	Representations and Warranties Regarding Intellectual Property: Assignor hereby confirms and restates, as of the Effective Date, all representations and warranties regarding the Intellectual Property Assets and Intellectual Property Agreements as set forth in Section 4.11 of the Purchase Agreement, which representations and warranties are incorporated herein by reference. Assignor acknowledges that Assignee is relying on such representations and warranties in entering into this Agreement. For avoidance of doubt, Assignee’s remedies, under this Agreement, for any breach of the representations and warranties set forth in the Purchase Agreement, as incorporated herein by reference, are strictly limited as set forth in the Purchase Agreement, and all limitations on Buyer’s remedies, as well as all other provisions regarding the parties’ liabilities to each other, as set forth in the Purchase Agreement, are incorporated herein by reference.

1.6	No Excluded Intellectual Property Assets: For clarity, no Intellectual Property Assets are included in the Excluded Assets as defined in Section 2.02 of the Purchase Agreement, and all Intellectual Property owned by Assignor and used or held for use in the conduct of the Business is being transferred to Assignee pursuant to this Agreement.

2.	POWER OF ATTORNEY.

Assignor hereby irrevocably constitutes and appoints Assignee, its successors and assigns, as Assignor’s true and lawful attorney-in-fact, with full power of substitution, to: (a) execute, acknowledge, deliver, file, and record any and all instruments, documents, and certificates necessary or desirable to carry out the intent and accomplish the purposes of this Agreement; (b) take any and all actions that Assignee reasonably deems necessary or appropriate to perfect, protect, or enforce its rights in the Intellectual Property Assets; and (c) institute and prosecute in the name of Assignor or Assignee any and all legal proceedings to collect, assert, or enforce any claim, right, or title related to the Intellectual Property Assets. This power of attorney is coupled with an interest and shall be irrevocable.

3.	GENERAL PROVISIONS

3.1	Binding Effect: This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

3.2	Purchase Agreement: This Agreement is subject to all of the terms and conditions of the Purchase Agreement. Nothing contained in this Agreement shall be deemed to supersede, modify, or amend any of the representations, warranties, covenants, or other provisions of the Purchase Agreement. In the event of any conflict between the terms of this Agreement and the Purchase Agreement, the terms of the Purchase Agreement shall control. This Agreement is made without representation or warranty of any kind by Assignor, except as expressly set forth in the Purchase Agreement.

3.3	Governing Law: This Agreement shall be governed by and construed in accordance with the internal laws of the State of New Jersey, without giving effect to any choice or conflict of law rule. Parties irrevocably agree that any action to enforce the provisions of this Agreement or arising under or by reason of this Agreement shall be brought solely in the Superior Court of New Jersey, Somerset County.

3.4	Counterparts: This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by email or other electronic means shall be effective and enforceable.

3.5	Entire Agreement: This Agreement, together with the Purchase Agreement and its schedules and exhibits, constitutes the entire agreement between the parties with respect to the subject matter hereof.

3.6	Severability: If any provision of this Agreement is held to be invalid or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall be enforced to the maximum extent permissible under applicable law.

3.7	No Third-Party Beneficiaries: This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy; provided, that notwithstanding the foregoing or any other provision hereof to the contrary, Assignor’s Lender is a third-party beneficiary of the provisions hereof and of the Purchase Agreement in which Assignor’s Lender is referenced.

3.8	Transition Services: The parties acknowledge that certain transition services related to the Intellectual Property Assets may be provided pursuant to the Transition Services Agreement referenced in Section 3.02(a)(iv) of the Purchase Agreement. Nothing in this Agreement shall limit or modify the parties’ rights and obligations under the Transition Services Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Intellectual Property Assignment Agreement as of the Effective Date.

ASSIGNOR:

Medsphere Systems Corporation

By:	/s/ Robert Hendricks
Name:	Robert Hendricks
Title:	Chief Executive Officer

ASSIGNEE:

CareCloud Holdings, Inc

By:	/s/ Norman S. Roth
Name:	Norman S. Roth
Title:	Interim Chief Financial Officer